UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-18272
CUSIP NUMBER:	30734M 10 1

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

FAR VISTA INTERACTIVE CORP.
Full Name of Registrant

Former Name if Applicable

365 Simon Fraser Cres.
Address of Principal Executive Office (Street and Number)

Saskatoon, Saskatchewan S7H 3T5
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended September 30, 2010 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Our independent auditors did not receive the Form 10-Q in sufficient time to be able to finalize their review and provide their consent by the filing deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	RICHARD BUCKLEY	306	230-3288
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
The Company has not had any revenues since inception, February 21, 2008, through to the end of the current period, September 30, 2010.

It is expected that the Company’s total operating expenses will be approximately $246,449 for the current nine month period compared to $402,000 for the nine months ending September 30, 2009.  This decrease in expenses occurred primarily due to a decrease in public relations and marketing fees to nil from $175,000, and offset somewhat by an increase in consulting fees to $86,119 from $67,725.  The increase in fees are related to the Company spending additional funds for consulting and general and administrative fees, including telephone and travel in an effort to raise the required funds to launch the Company’s products and increased activity relating to research and development.

FAR VISTA INTERACTIVE CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2010	By:	/s/ Richard Buckley
		Name:	Richard Buckley
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).